aFiled by Holly Corporation
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Frontier Oil Corporation
Commission File No: 1-07627
VIDEO TRANSCRIPT
Holly Corporation & Frontier Oil Corporation
Weekly Communiqué—Merger Update #11
Video Two
Below is the transcript of a video message delivered by Holly Corporation’s President, Dave Lamp and Frontier Oil Corporation’s Chairman, President and Chief Executive Officer, Mike Jennings, to both Holly and Frontier employees on May 27, 2011.

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Mike Jennings:
“Well, you’ve had to put up with a lot of calls and emails, emails, from me in the middle of the night and the middle of the morning, so why don’t you take the first shot?”
Dave Lamp:
“Well, I think it, you know, the most challenging part of it is just the time management in this transition period. Uh, that’s...and you know you have all the other pressures of your outside life too that uh, that don’t stop. So, it uh, there’s as Mike said it’s nights and weekends is where you have your free time that is no longer free is the way, the way I’d best put it. So, that’s a big challenge, but I think you know that’s a temporary phenomenon and we’ll get through it and once we get through it then we get more back in the typical groove. Now all that said, is that you know the typical groove may not be exactly the same as what it was because its, we have, I personally have a lot to learn about the Frontier side and I’m sure Mike has the same issue on the Holly side. And these new business processes we’re going to merge together we’re both going to have to be somewhat flexible to how they, how they come out and how we work them and how fast we continuously improve them so there will be an adjustment period even after the transition to get through. And I think those are just the reality of the deal. But you know the excitement level for me is high just because I love to build things and see things change. I just, that’s just my nature so I kind of fit right into it.”
Mike Jennings:
“I’d say that the easy integration is the one where you take a group of people and you say ‘you’re going to do it our way. and you need to conform,’ and that isn’t the style we’re going through this time around. We’re putting together, you know, two companies that have pretty successful histories, um, and trying to make something better out of it. So, as we move toward higher ground a lot of the challenge is just defining what that ground’s going to look like. Ok? And clearly we’re pulling from different aspects of each of our legacy or historical operations. Uh, and that’s really where the heavy lifting is. What does it look like and how do we get there? A lot of debates about which way is best or is there another way altogether that we ought to be operating? And I think what you’ll find as we look forward is strong contributions from each side in terms of various different business processes uh, but an absolute insistence on having one process. And that’s the challenge, is just defining what that is and then frankly selling it to people. Projecting the vision, having them buy in, some people are going to debate with you. Um, but we’ll get through that and we’ll have a common way of operating. People will understand it, it will be well communicated and at some point in the near future, we’ll talk about business as usual.”

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Mike Jennings:
“SAP is a very expandable system. It’s a great platform from which to grow. Uh, and for that reason we’ve selected it over the Frontier system which was frankly an older legacy system.”
Dave Lamp:
“SAP is a, is a very valuable business tool to give common business processes a real structure. And it’s a, you know it’s a powerful information system, done, used right. And that’s part of it. It’s kind of, you know, I always say SAP is an adventure, it’s not really something that has an end. Cause you’re always, there’s always something else you can add to it and build and it becomes your, it’s a real enterprise system for your information, so it’s, it’s, it’s a depository where you can put everything in it and people have access to it, which is powerful.”

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Mike Jennings:
“We’re going to have a lot of new people to work with, but we’re going to have opportunities that we haven’t had individually. Uh, as I talk about knitting our geography together, if you spend a little bit of time with the map, you see that these refineries are fairly closely linked and we’re gonna have marketing overlap, we’re gonna have crude supply, we’re gonna have refinery integration opportunities. Uh really those are things that are yet untapped and that’s gonna be the excitement in the near term. As a follow on to that, we’re going to be looking to grow and develop these businesses. Uh and doing so with the combined platform and combined geography, first is going to be easier, but second is going to be more productive.
Anxiety when there’s change is natural. I try to encourage people to breathe deeply because, again, the foundation is about safe, reliable refining operations and good service to our customers and that’s going to prevail through the merger. So, the basics of what most of our people do day-to-day will not change. Of course there will be changes in benefits plans and who the health care providers might be through time, but the focus of this business isn’t going to change and our need for good employees and their day-to-day contribution, our desire to pay them well, and have a competitive good benefits package is going to endure through time. So as much as there will be a new logo, there’s gonna be a new company name, most of the faces will be the same and our focus isn’t going to change from that foundation that I speak about. You know, as much as there is change, probably the greatest change will come through opportunity over time, where we start to build these businesses together; we’ll look both internally and externally for growth opportunities, but in terms of how that effects people and their careers and the opportunities they foresee, I think the change is positive and it relates to growth.”

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Dave Lamp:
“You know, the thing that uh, that I know Mike and I are very concerned about is that we, we align all our processes within Holly to, you know, the competitive wage, competitive benefits, um a bonus system that rewards results, performance driven culture in everything we do. Um making sure we don’t put people in artificial boundaries that they hit their head against and can’t ever get things done or get results. Uh those are the things that are not different but we’re going to try to make it even better as we as we combine these two companies. And the two companies give us a kind of a unique position for employees because as long as people are mobile and are willing to move, we’re gonna have five assets instead of three in our, in Holly’s case, and two in Frontier’s case. That kind of constrains the diversity and the type of change and changing opportunities that can be available to our employees and if they exhibit some flexibility on location, there’s a lot of different experiences we can get and again you can build those résumés.”

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Important Information for Investors and Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The issuance of Holly Corporation (“Holly”) common stock in connection with the proposed merger will be submitted to Holly’s shareholders for their consideration, and the proposed merger will be submitted to shareholders of Frontier Oil Corporation (“Frontier”) for their consideration. Holly filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that included a joint proxy statement to be used by Holly and Frontier to solicit the required approval of their shareholders in connection with the proposed merger and constituted a prospectus of Holly. Holly and Frontier may also file other documents with the SEC concerning the proposed merger. INVESTORS AND SECURITY HOLDERS OF HOLLY AND FRONTIER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Holly and Frontier through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Holly will be available free of charge on Holly’s website at www.hollycorp.com under the tab “Investors” or by contacting Holly’s Investor Relations Department at (214) 871-3555. Copies of documents filed with the SEC by Frontier will be available free of charge on Frontier’s website at www.frontieroil.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Frontier’s Investor Relations Department at (713) 688-9600.
Holly, Frontier and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Holly and shareholders of Frontier in connection with the proposed transaction. Information about the directors and executive officers of Holly is set forth in its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on March 31, 2011. Information about the directors and executive officers of Frontier is set forth in its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on March 21, 2011. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.
Cautionary Statement Regarding Forward-Looking Statements
This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These include statements regarding the effects of the proposed merger and statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” or similar expressions. Forward looking statements relating to expectations about future results or events are based upon information available to Holly and Frontier as of today’s date, and are not guarantees of the future performance of Holly, Frontier or the combined company, and actual results may vary materially from the results and expectations discussed. For instance, although Holly and Frontier have signed an agreement for a subsidiary of Holly to merge with and into Frontier, there is no assurance that they will complete the proposed merger. The merger agreement will terminate if the companies do not receive the necessary approval of Holly’s shareholders or Frontier’s shareholders or government approvals or if either Holly or Frontier fails to satisfy conditions to closing. Additional risks and uncertainties related to the proposed merger include, but are not limited to, the successful integration of Holly’s and Frontier’s business and the combined company’s ability to compete in the highly competitive refining and marketing industry. The revenues, earnings and business prospects of Holly, Frontier and the combined company and their ability to achieve planned business objectives will be subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, risks and uncertainties with respect to the actions of actual or potential competitive suppliers of refined petroleum products in Holly’s, Frontier’s and the combined company’s markets; the demand for and supply of crude oil and refined products; the spread between market prices for refined products and market prices for crude oil; the possibility of constraints on the transportation of refined products; the possibility of inefficiencies, curtailments or shutdowns in refinery operations or pipelines; effects of governmental and environmental regulations and policies; the availability and cost of financing; the effectiveness of capital investments and marketing strategies; efficiency in carrying out construction projects; the ability to acquire refined product operations or pipeline and terminal operations on acceptable terms and to integrate any existing or future acquired operations; the possibility of terrorist attacks and the consequences of any such attacks; and general economic conditions.
Holly and Frontier caution that the foregoing list of risks and uncertainties is not exclusive. Additional information concerning these and other risks is contained in Holly’s and Frontier’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings. All subsequent written and oral forward-looking statements concerning Holly, Frontier, the proposed merger or other matters and attributable to Holly or Frontier or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Holly nor Frontier undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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